NXT ENERGY SOLUTIONS INC

As at and for three and nine months ended September 30, 2010

NXT ENERGY SOLUTIONS INC
Consolidated Balance Sheets
(Unaudited) (Expressed in Canadian dollars except share data)

	September 30, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$ 345,289	$ 4,174,145
Short term investments	1,803,884	-
Accounts receivable	72,408	1,142,380
Prepaid expenses and other	35,414	53,288
	2,256,995	5,369,813

Restricted cash [note 5]	43,971	-
Oil and natural gas properties	5,000	5,000
Other property and equipment	563,928	630,827
	$ 2,869,894	$ 6,005,640

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$ 327,577	$ 413,997
Other accrued liabilities [note 3]	197,915	295,739
Current portion of capital lease obligation	10,684	10,684
Current portion of asset retirement obligation	19,357	19,357
	555,533	739,777
Long term liabilities:
Capital lease obligation	10,393	16,834
Asset retirement obligation	34,290	31,897
Derivative liability [note 4]	6,589	183,815
	606,805	972,323

Future operations [note 1]

Shareholders' equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares: - authorized unlimited [note 6]
Issued: 30,801,796 shares as of September 30, 2010 (December 31, 2009 - 30,701,796)	52,031,435	51,934,360
Contributed capital	4,248,385	3,939,953
Deficit	(58,216,666)	(55,040,931)
Accumulated other comprehensive income	710,935	710,935
	2,263,089	5,033,317
	$ 2,869,894	$ 6,005,640

Signed "George Liszicasz" Director	Signed "Brian Kohlhammer" Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Loss and Comprehensive Loss (Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Revenue
Survey revenue	$ -	$ -	$ 443,011	$ 2,638,560
Oil and natural gas revenue	820	447	4,162	874
	820	447	447,173	2,639,434

Expense
Survey cost	5,275	(26,888)	466,290	1,078,812
Oil and natural gas operating expenses	5,471	-	4,195	6,818
Administrative	908,417	1,064,739	3,030,428	3,096,660
Amortization and depreciation	38,880	44,871	124,402	130,547
	958,043	1,082,722	3,625,315	4,312,837
	(957,223)	(1,082,275)	(3,178,142)	(1,673,403)

Other expense (income)
Interest income	(3,982)	(8,953)	(7,476)	(78,177)
Loss on foreign exchange	8,434	158,588	1,286	132,817
Loss (gain) on sale of property	-	(21)	1,074	(1,037)
Asset retirement costs	915	1,558	2,709	6,661
	5,367	151,172	(2,407)	60,264
Net loss before income tax	(962,590)	(1,233,447)	(3,175,735)	(1,733,667)

Income tax recovery	-	263,856	-	-
Net loss and comprehensive loss	$ (962,590)	$ (969,591)	$ (3,175,735)	$ (1,733,667)

Net loss per share unit [note 6]
Basic	$ (0.03)	$ (0.03)	$ (0.10)	$ (0.06)
Diluted	$ (0.03)	$ (0.03)	$ (0.10)	$ (0.06)

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of Loss and Comprehensive Loss.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Cash Flow
(Unaudited) (Expressed in Canadian dollars)

	For the nine months ended September 30,
	2010	2009
Operating activities
Net loss	$ (3,175,735)	$ (1,733,667)

Amortization and depreciation	124,402	130,547
Abandonment of oil and natural gas properties	2,709	6,661
Stock-based compensation expense	173,763	484,717
Loss (gain) on sale of property	1,074	(1,037)
Changes in non-cash working capital
Accounts receivable	1,069,972	(57,358)
Prepaid expenses and other	17,874	18,982
Trade payables	(86,420)	(8,185)
Other accrued liabilities	(97,824)	47,325
Asset retirement obligations paid	(316)	(4,486)
Net cash generated (used) by operating activities	(1,970,501)	(1,116,501)

Financing activities
Repayment of capital lease	(6,441)	(5,919)
Issue of common shares, net of issuance costs	54,518	50,239
Net cash generated (used) by financing activities	48,077	44,320

Investing activities
Invested in other property and equipment	(58,978)	(154,079)
Proceeds on sale of property	401	2,055
Increase in restricted cash	(43,971)	-
Decrease (increase) in short term investments	(1,803,884)	6,748,105
Net cash generated (used) by investing activities	(1,906,432)	6,596,081

Net cash inflow (outflow)	(3,828,856)	5,523,900
Cash and cash equivalents, beginning of period	4,174,145	146,065

Cash and cash equivalents, end of period	$ 345,289	$ 5,669,965

Cash interest paid	$ 1,572	$ 2,094

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Shareholders' Equity (Unaudited) (Expressed in Canadian dollars except share data)

	For the nine months ended September 30,
	2010	2009
Common Shares
Balance at beginning of the period	$ 51,934,360	$ 51,884,121
Issued upon exercise of stock options and warrants	97,075	-
Issued through private placement; net of issue costs	-	50,239
Balance at end of the period	52,031,435	51,934,360

Preferred Shares
Balance at beginning and end of the period	3,489,000	3,489,000

Contributed Capital
Balance at beginning of the period	3,939,953	3,519,072
Opening balance adjustment upon adoption of change in accounting policy	-	(108,779)
Option and warrant compesation costs	350,989	371,049
Contributed capital transferred to common shares pursuant to exercise of options and warrants	(42,557)	-
Balance at end of the period	4,248,385	3,781,342

Deficit
Balance at beginning of the period	(55,040,931)	(52,703,170)
Opening balance adjustment upon adoption of change in accounting policy	-	67,364
Net loss for the period	(3,175,735)	(1,733,667)
Balance at end of the period	(58,216,666)	(54,369,473)

Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity end of period	$ 2,263,089	$ 5,546,164

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of Shareholders' Equity.

     NXT ENERGY SOLUTIONS INC Notes to the Consolidated Financial Statements

As at and for the three and nine month period ended September 30, 2010 (Unaudited) (Expressed in Canadian dollars)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc ("we", "company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003.

We own a proprietary technology called Stress Field Detection ("SFD®"). SFD® is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements.

For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

In 2006 the company began its commercialization phase by offering SFD® survey services to the oil and gas industry. The company has earned $13.9 million of survey revenue, accumulated an additional $10.6 million in deficits, used a net $3.6 million in operating activities and invested $1.1 million in property and equipment since the beginning of 2006. However, since the beginning of 2009 the company has used $4.6 million of cash in operations.

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend largely on its ability to generate revenues as contemplated by the business plan that commenced in 2009. Management recognizes that this early commercialization phase can last for several years. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client. The company's ability to continue operations is dependent on attracting future customers through demonstrating the value that the company can bring to their exploration activities.

These consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that the company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced losses and negative cash flow from operations over the past several years and has working capital as at September 30, 2010 of $1.7 million that management believes is not sufficient to support the company's operations for the next twelve months without additional revenue or capital.

The company anticipates generating both net income and cash from operations in future years with its business model; however, the occurrence and timing of this outcome cannot be predicted with certainty.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should we be unable to generate sufficient net income and cash from operations as required in future years to continue as a going concern.

2. Significant Accounting Policies Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2009. These interim statements should be read in conjunction with the 2009 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. As of December 31, 2009 the company consisted of NXT Energy Solutions Inc. and two inactive subsidiaries in the United States.

In January 2010 the company opened a branch office in Colombia.

3. Accrued Liabilities
	As at
	September 30, 2010	December 31, 2009
Legal and accounting	$ 107,915	$ 162,752
Commission on sales	-	30,958
Consultant fees	18,750	25,000
Survey Costs	-	77,029
Directors' fees	71,250	-
	$ 197,915	$ 295,739

4. Derivative Liability

Under the FASB's fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The company's only financial instrument recorded at fair value on a recurring basis are the vested contractor stock options. We have classified these derivative financial instruments as level II where the fair value is determined by using valuation techniques that refer to observable market data. During the nine months ended September 30, 2010 we recorded a credit of $177,226 in regards to the change in fair market value of vested contractor options. This reduction is due primarily to the expiration in the period of 234,000 options. Changes in fair value of the liability are included in the line item ‘Administrative’ on the company's consolidated statement of loss.

	For the nine months ended	For the year ended
The following table outlines the change in the derivative liability value in the year:	September 30, 2010	December 31, 2009
Balance as at December 31, 2009	$ 183,815	$ -
Adjustment to opening balance upon adoption of change in accounting policy	-	41,415
Increase (decrease) in fair value	(177,226)	142,400
Balance as at September 30, 2010	$ 6,589	$ 183,815

5. Restricted Cash

The company has $43,971 held in a Barbados bank letter of credit account to satisfy contractual requirements related to ongoing SFD® survey services in Colombia. These funds are encumbered until 2012.

6. Common Shares

The company has an unlimited number of shares authorized.

The following table provides common shares and their value:

	Common Shares
	Shares	Amount
As at December 31, 2009	30,701,796	$ 51,934,360
Transactions during the three months ended March 31, 2010
Issued on exercise of options	50,000	34,914
Transactions during the three months ended June 30, 2010
Issued on exercise of options	50,000	62,161
As at September 30, 2010	30,801,796	$ 52,031,435

Reconciliation of Earnings per Share Calculations

For the three months ended September 30, 2010
	Net loss	Weighted average shares outstanding	Per Share
Basic and diluted	$ (962,590)	30,801,796	$ (0.03)

For the nine months ended September 30, 2010
	Net loss	Weighted average shares outstanding	Per Share
Basic and diluted	$ (3,175,735)	30,765,935	$ (0.10)

For the three months ended September 30, 2009
	Net loss	Weighted average shares outstanding	Per Share
Basic and diluted	$ (969,591)	30,701,796	$ (0.03)

For the nine months ended September 30, 2009
	Net loss	Weighted average shares outstanding	Per Share
Basic and diluted	$ (1,733,667)	30,686,595	$ (0.06)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation as they were antidilutive.

7. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of September 30, 2010:

		Weighted average		Weighted average
		exercise price of		exercise price of
Range of exercise prices in U.S. dollars	Outstanding options	outstanding options	Options exercisable	exercisable options
$0.50 - $0.99	226,741	$ 0.87	130,074	$ 0.88
$1.00 - $1.99	1,604,463	$ 1.39	1,092,963	$ 1.42
$2.00 - $3.99	57,000	$ 2.28	45,333	$ 2.03
$4.00 - $4.90	300,000	$ 4.90	200,000	$ 4.90
	2,188,204	$ 1.84	1,468,370	$ 1.86

	Weighted average remaining
Range of exercise prices in U.S. dollars		contractual life (years)
$0.50 - $0.99		2.6
$1.00 - $1.99		2.1
$2.00 - $3.99		1.3
$4.00 - $4.90		2.2
		2.1

	For the nine months ended September 30, 2010		For the nine months ended September 30, 2009
		Weighted average		Weighted average
Exercise prices in U.S. dollars	# of options	exercise price	# of options	exercise price
Outstanding at beginning of year	2,757,204	$ 1.68	2,270,204	$ 1.90
Granted	30,000	$ 0.96	250,000	$ 0.56
Forfeited	(499,000)	$ 1.17	(100,000)	$ 2.12
Exercised	(100,000)	$ 0.53	-	$ -
Options outstanding as at end of period	2,188,204	$ 1.84	2,420,204	$ 1.76
Exercisable as at end of period	1,468,370	$ 1.86	1,633,704	$ 1.55

Unvested options outstanding as of September 30, 2010 and December 31, 2009 generally vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of issue.

Compensation Expense Associated with Grant of Options

The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	For nine months ended
	September 30, 2010	September 30, 2009
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	95%	104%
Risk free interest rate (%)	1.5%	1.5%
Weighted average grant date fair market value per share	$ 0.57	$ 0.36
Intrinsic value of options exercised	-	$ -

As of September 30, 2010 and 2009 there were U.S. $434,132 and U.S. $562,107 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.